[redacted]

2-43632

SECU[REDACTED-barcode] ISSION

08033009

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-50391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James Fox Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

118 S. Pacific Street, #31
(No. and Street)

Oceanside (City) CA (State) 92054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Fox 760/908-6716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 08 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates, PLLC
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E., Suite 202 (Address) San Antonio (City) TX (State) 78232 (Zip Code)

RECEIVED
AUG 29 2008
FINRA Financial Operations

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James Fox Securities, Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Blair Kelly 8/28/08

Notary Public

OFFICIAL SEAL
BLAIR KELLY
NOTARY PUBLIC-STATE OF NEW MEXICO
My commission expires 7/9/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT

The Board of Directors
James Fox Securities, Inc.
Oceanside, California

We have audited the accompanying statement of financial condition of James Fox Securities, Inc. (the Company), as of June 30, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James Fox Securities, Inc. as of June 30, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Darilek Butler

San Antonio, Texas
August 25, 2008

JAMES FOX SECURITIES, INC.

Statement of Financial Condition
June 30, 2008

ASSETS

Current Assets:		
Cash	$	25,394
Accounts Receivable - Commissions		7,522
Prepaid Expenses		1,204
Total Current Assets		34,120
Office Equipment Net of $2,709 in Accumulated Depreciation		11,081
Total Assets	$	45,201

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable - Trade	$	13,393
Income Taxes Payable		457
Total Current Liabilities		13,850
Long-Term Liabilities:		
Deferred Tax Liability		931
Total Liabilities		14,781
Stockholder's Equity:		
Common Stock, $0.01 Par Value, 100,000 Shares Authorized, 100,000 Issued and 50,000 Outstanding		1,000
Additional Paid In Capital		34,000
Retained Earnings		15,420
Total Stockholder's Equity		50,420
Less 50,000 Shares Treasury Stock at Cost		(20,000)
		30,420
Total Liabilities and Stockholder's Equity	$	45,201

JAMES FOX SECURITIES, INC.

Statement of Income
Year Ended June 30, 2008

Revenues		
Commission Income	$	84,113
Gain (Loss) on Sale of Securities		(3,609)
Other Income		35,000
Interest Income		8,307
		123,811
Expenses		
Auto		1,529
Business Promotion		505
Commissions		59,000
Contract Labor		25,220
Depreciation		1,292
Dues & Subscriptions		534
Insurance		365
Interest		332
Licenses and Examination Fees		2,265
Office		9,144
Postage and Shipping		500
Professional Fees		7,015
Rent		1,700
Stock Exchange Fees		1,282
Telephone		4,578
Travel and Entertainment		4,933
		120,194
Income before Provision for Income Taxes		3,617
Provision for Income Taxes		
Current		1,257
Deferred		490
Total Income Tax Provision		1,747
Net Income	$	1,870

JAMES FOX SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance - June 30, 2007, as previously stated	$ 1,000	$ 34,000	$ 12,287	$ (20,000)	$ 27,287
Cumulative effect of change in depreciation	-	-	1,263	-	1,263
Balance - June 30, 2007, as restated	1,000	34,000	13,550	(20,000)	28,550
Net Income (Loss)	-	-	1,870	-	1,870
Balance - June 30, 2008	$ 1,000	$ 34,000	$ 15,420	$ (20,000)	$ 30,420

JAMES FOX SECURITIES, INC.

Statement of Cash Flows
Year Ended June 30, 2008

Cash Flows From Operating Activities:		
Net Income (Loss)	$	1,870
Adjustments to Reconcile Net Income to Cash Provided (Used) by Operating Activities:		
Depreciation		1,292
Loss (Gain) on Sale of Securities		3,609
(Increase) Decrease in:		
Accounts Receivable - Commissions		(5,163)
Prepaid Expenses		(243)
Increase (Decrease) in:		
Accounts Payable		7,390
Income Taxes Payable		407
Deferred Tax Liability		490
Net Cash Provided (Used) by Operating Activities		9,652
Cash Flows From Investing Activities:		
Purchase of Fixed Assets		(6,773)
Purchase of Securities		(18,451)
Proceeds from Sale of Securities		14,842
Net Cash Provided (Used) by Investing Activities		(10,382)
Net Increase (Decrease) in Cash		(730)
Cash Balance - June 30, 2007		26,124
Cash Balance - June 30, 2008	$	25,394
Supplemental Disclosures For Statement of Cash Flows:		
Cash Paid During the Year for Interest	$	332
Cash Paid During the Year for Income Taxes	$	850

Notes to the Financial Statements
June 30, 2008

Note A - Organization and Summary of Significant Accounting Policies

Nature of Business

James Fox Securities, Inc. (the Company) is a registered broker/dealer incorporated under the laws of Arizona, maintaining an office in Oceanside, California.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis, generally the third purchase day following the transaction date. The accompanying financial statements would not be materially different if prepared on a trade date basis.

The following is a summary of significant accounting policies of the Company. These accounting policies conform to generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2008 was $1,292 (see also Note E).

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities.

Note A - Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note B - Income Taxes

Total income tax expense for the year ending June 30, 2008 attributable to operations consists of:

Current:	
Federal	$ 180
State	1,077
Total Current	$ 1,257
Deferred:	
Federal	$ 490
Total Deferred	$ 490
Total Income Tax Expense	$ 1,747

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Federal tax expense at statutory rate	$ 382
Permanent Differences	288
Temporary Differences	(490)
State income taxes	1,077
Net Current Tax Expense	$ 1,257

Note B - Income Taxes (continued)

The Company's deferred tax expense is composed of the following:

Change in Tax Effect of:	
Temporary Depreciation Differences	$ 1,032
Capital Loss Carryforward	(542)
Total Change in Tax Effect	$ 490

The components of the deferred tax liability are as follows:

Temporary Differences – Depreciation	$ 1,473
Temporary Differences – Capital Loss Carryforward	(542)
Total Deferred Tax Liability	$ 931

Note C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2008, the Company had net capital of $19,066, which was $14,066 in excess of its required net capital of $5,000. The Company's net capital ratio was .73 to 1.

Note D - Bank Line of Credit

The Company has a cash reserve line of credit with the Union Bank of California, which has a credit line of $1,000 and annual interest rate of 16.8%. The line of credit balance was $0 at June 30, 2008.

Note E – Change in Depreciation of Fixed Assets

Prior to 2008, the Company depreciated fixed assets using the Modified Accelerated Cost Recovery System (MACRS) method of depreciation prescribed by the Internal Revenue Service for both financial and income tax reporting purposes; this method, which prescribes useful lives for the assets, does not materially differ from GAAP.

Beginning with the year ended June 30, 2008, the Company changed its method of depreciating fixed assets for financial reporting purposes to comply with GAAP by depreciating such assets over the estimated useful lives (see Note A).

The cumulative effect of this change resulted in a restatement of beginning retained earnings as of July 1, 2007. Beginning retained earnings was increased by $1,263.

JAMES FOX SECURITIES, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
June 30, 2008

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholders' Equity	$ 30,420
Add: Other Deductions or Allowable Credits – Deferred Income Tax Liability	931
Less: Nonallowable Assets	12,285
Net Capital	19,066
Less: Net Assets not Allowable for Net Capital (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 14,066

Aggregate Indebtedness

Items Included in the Statement of Financial Condition:

Accounts Payable	$ 13,393
Income Taxes Payable	457
Total Aggregate Indebtedness	$ 13,850
Ratio: Aggregate Indebtedness to Net Capital	**.73 to 1**

JAMES FOX SECURITIES, INC.

Schedule II – Other Reporting Requirements
June 30, 2008

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. Since the Company does not hold customer securities or have customer accounts, all customer transactions are cleared through another broker dealer on a fully disclosed basis and therefore qualifies for exemption under rule 15c3-3 (k)(2)(ii).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) FOCUS Report	$	20,444
Difference – Year-end Audit Adjustments		(1,378)
Net Capital per Schedule I	$	19,066

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Suite 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Board of Directors
James Fox Securities, Inc.
Oceanside, California

In planning and performing our audit of the financial statements of James Fox Securities, Inc. (the Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5
(CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Garcia Butler

San Antonio, Texas
August 25, 2008

END